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April 14, 2014	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Via EDGAR

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	CareTrust REIT, Inc.
Amendment No. 2 to Form 10
Filed March 17, 2014
File No. 001-36181

Dear Ms. Gowetski:

On behalf of CareTrust REIT, Inc. (the “Company” or “CareTrust”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 3, 2014 (the “Comment Letter”), relating to Amendment No. 2 to the Company’s registration statement on Form 10 (File No. 001-36181) that was filed on March 17, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement, including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the March 17, 2014 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Jennifer Gowetski

Securities and Exchange Commission

April 14, 2014

General

1.	We will continue to monitor for your responses to comments 1, 2, and 18 of our letter dated December 5, 2013.

Response: This filing includes all exhibits and additional and revised disclosure as requested. Additional information, including the record and distribution dates for the spin-off, will be completed when the information is known.

Notes to CareTrust’s Unaudited Pro Forma Combined Financial Statements, page 59

Pro Forma Adjustments- Balance Sheet, page 59

Adjustment (2), page 59

2.	We have reviewed your response to our prior comments 6, 7 and 9. In your amended filing, please clarify that the Ensign Properties balance sheet includes $215 million of indebtedness of Ensign that will be repaid with the funds Ensign receives from the Company. Additionally, clarify that the $5.8 million invested capital adjustment represents the portion of funds transferred to Ensign that may be used to pay trade payables and up to eight quarterly dividends.

Response: The disclosure has been revised as requested.

Our Relationship with Ensign …, page 103

Opportunities Agreement, page 108

3.	We note you intend to enter into an Opportunities Agreement with Ensign. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file it.

Response: We have filed the Opportunities Agreement as Exhibit 10.4 to Amendment No. 3 to the Form 10 in accordance with Item 601(b)(10) of Regulation S-K.

Jennifer Gowetski

Securities and Exchange Commission

April 14, 2014

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (213) 687-5396.

Sincerely,

/s/ Jonathan L. Friedman

Jonathan L. Friedman

cc:	Gregory K. Stapley, President and Chief Executive Officer

            CareTrust REIT, Inc.

William M. Wagner, Chief Financial Officer

            CareTrust REIT, Inc.

Suzanne D. Snapper, Chief Financial Officer

            The Ensign Group, Inc.

Chad A. Keetch, Assistant Secretary

            The Ensign Group, Inc.